ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated July 27, 2010

UBS AG $• Performance Securities with Partial Protection

Linked to an International Index Basket due on or about July 31, 2015

Investment Description

UBS AG Performance Securities with Partial Protection (the “Securities”) areunsubordinated and unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of an International Index Basket. The Securities provide enhanced exposure to potential appreciation of an international basket of equity indices, as well as protection at maturity of 15% of your principal. At maturity, if the basket return is positive, you will receive your principal, plus an additional payment based on the basket return, multiplied by a participation rate (to be determined on the trade date). If the basket return is between 0% and -15% (inclusive), you will receive your principal. If the basket return is below -15%, you will lose 1% (or a fraction thereof) of your principal for every 1% (or fraction thereof) that the basket return is below -15%. Investors will not receive interest or dividend payments during the term of the Securities. Accordingly, if the underlying basket has declined by more than 15% as of the final valuation date, you may lose up to 85% of your principal. The partial protection feature applies only if you hold your Securities to maturity. Any payment on the Securities, including the partial protection feature, is subject to the creditworthiness of UBS.

Features
☐	Growth Potential – The Securities provide the opportunity to participate in any positive basket return multiplied by a participation rate (to be determined on the trade date). The Securities are not subject to a predetermined maximum gain.
☐	Partial Protection Feature – If you hold the Securities to maturity, your investment will be protected from the first 15% decline in the level of the underlying basket, subject to the creditworthiness of UBS, and will have 1-for-1 downside exposure to any negative basket returns below -15%.
☐	Diversification – The Securities provide diversification within the equity portion of your portfolio through exposure to an international basket of indices and their respective constituent stocks (“basket constituent stocks”).

Key Dates*

Trade Date**	July 28, 2010
Settlement Date**	July 30, 2010
Final Valuation Date	July 28, 2015
Maturity Date	July 31, 2015
*	Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and the maturity date will be changed to ensure that the stated term of the Securities remains the same.
**	We expect to deliver this offering of Securities against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
Security Offering

We are offering Performance Securities with Partial Protection linked to an International Index Basket. The Securities are linked to a basket of indices (the “underlying basket”) consisting of the S&P BRIC 40® Index, Korea Composite Stock Price 200 Index (“KOSPITM 200 Index”), MSCI Taiwan IndexSM and the MSCI Turkey IndexSM (each, a “basket index”). The Securities are not subject to a predetermined maximum gain. The Securities are offered at a minimum investment of 100 Securities at $10 per Security (representing $1,000 investment), and multiples of $10, thereafter.

Securities	Participation Rate*	Basket Starting Level	CUSIP	ISIN
Performance Securities with Partial Protection linked to an International Index Basket	[100]%	100	902669175	US9026691751
*	The actual participation rate will be determined on the trade date and will be at least equal to the participation rate set forth herein.

See “Additional Information about UBS and the Securities” on page 2. The Securities we are offering will have the terms set forth in the Performance Securities with Partial Protection product supplement, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on page PS-13 of the product supplement for risks related to an investment in the Securities. The Securities do not guarantee any return of principal in excess of $1.50 per $10.00 invested. A basket return of less than -15% at maturity will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, the accompanying product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.35	$9.65
Total	$•	$•	$•

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Securities and an index supplement for various securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the product supplement and the index supplement if you so request by calling toll-free 800-722-7370. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product Supplement for Performance Securities with Partial Protection dated July 27, 2010:

http://www.sec.gov/Archives/edgar/data/1114446/000139340110000392/c191467_690520-424b2.htm

♦	Index Supplement dated January 13, 2009

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, “Performance Securities with Partial Protection” or “Securities” refer to the Securities that are offered hereby, unless the context otherwise requires. Also, references to the “Performance Securities with Partial Protection product supplement” or the “product supplement” mean the UBS product supplement, dated July 27, 2010, references to the “index supplement” mean the UBS index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You seek an investment with exposure to the economies of Brazil, Russia, India, China, Korea, Taiwan and Turkey.
♦	You seek an investment with a return linked to the performance of the underlying basket.
♦	You seek an investment that offers partial principal protection when the Securities are held to maturity.
♦	You believe that the underlying basket will appreciate over the term of the Securities.
♦	You are willing to risk losing up to 85% of your investment if the level of the underlying basket declines by more than 15% over the term of the Securities.
♦	You are willing to invest in the Securities based on the indicated participation rate (the actual participation rate will be determined on the trade date and will be at least equal to the participation rate set forth herein).
♦	You are willing to hold the Securities to maturity, a term of 5 years.
♦	You are willing to accept that there may be little or no secondary market for the Securities.
♦	You do not seek current income from your investment.
♦	You are willing to forego dividends paid on any basket constituent stocks.
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Securities.

The Securities may not be suitable for you if:

♦	You do not seek an investment with exposure to the economies of Brazil, Russia, India, China, Korea, Taiwan and Turkey.
♦	You are unwilling to be exposed to fluctuations in the market prices of the basket constituent stocks or levels of the basket indices.
♦	You seek an investment that is 100% principal protected.
♦	You do not believe that the underlying basket will appreciate over the term of the Securities.
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.
♦	You are unable or unwilling to hold the Securities to maturity, a term of 5 years.
♦	You seek current income from your investment.
♦	You seek an investment for which there will be an active secondary market.
♦	You prefer to receive the dividends paid on any basket constituent stocks.
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the Securities.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 5 of this free writing prospectus for risks related to an investment in the Securities.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Principal Amount per Security	$10.00
Term	5 years
Underlying Basket and Basket Weightings	The Securities are linked to the underlying basket consisting of the following indices (each a “basket index” or collectively the “basket indices”):
	Basket Index	Weighting
	S&P BRIC 40® Index	52.50%
	KOSPITM 200 Index	20.00%
	MSCI Taiwan IndexSM	20.00%
	MSCI Turkey IndexSM	7.50%

Protection Percentage	15%
Participation Rate	[100]%. The actual participation rate will be determined on the trade date and will be at least equal to the participation rate set forth herein.
Payment at Maturity	Investors will receive a cash payment at maturity that is based on the basket return:
If the basket return is positive, you will receive:
$10.00 + ($10.00 × Basket Return × Participation Rate)
If the basket return is between 0% and -15% (inclusive), you will receive 100% of your principal amount.
If the basket return is less than -15%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the basket return is below -15%.
Accordingly, if the underlying basket has declined by more than 15% over the term of the Securities, you may lose up to 85% of your principal.
Basket Return	Basket Ending Level - Basket Starting Level Basket Starting Level
Basket Starting Level	Set equal to 100 on the trade date.
Basket Ending Level	The weighted performance of the basket indices on the final valuation date. The basket ending level will be calculated as follows:
100 × [1 + (S&P BRIC 40® Index Return × 52.50%) + (KOSPITM 200 Index Return × 20.00%) + (MSCI Taiwan IndexSM Return × 20.00%) + (MSCI Turkey IndexSM Return × 7.50%)], where the return for each basket index is equal to the basket index return of the respective basket index.

Basket Index Return	With respect to each basket index, the percentage change from the respective index starting level to the respective index ending level, calculated as follows:

Index Ending Level - Index Ending Level

Index Starting Level

Index Starting Level	With respect to each basket index, the closing level for such basket index on the trade date, as determined by the calculation agent.
Index Ending Level	With respect to each basket index, the closing level for such basket index on the final valuation date, as determined by the calculation agent.
Determining Payment at Maturity

If the basket return is lower than -15%, you will lose 1% (or a fraction thereof) of the principal amount of your Securities for every 1% (or a fraction thereof) that the basket return is below -15%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows

$10 + [$10 x (Basket Return + 15%)]

As such, you could lose up to 85% of your principal depending on how much the level of the underlying basket declines.

Hypothetical Examples and Return Table of the Securities at Maturity

The following scenario analysis and examples assume a participation rate of [100]% (actual participation rate will be determined on the trade date and will be at least equal to the participation rate set forth herein) and the return on investment graph assumes a range of basket returns from +100% to -100%.

Example 1: The level of the underlying basket increases from a basket starting level of 100 to a basket ending level of 110. Because the basket ending level is 110 and the basket starting level is 100, the basket return is positive and calculated as follows:

(110 - 100)/100 = 10%

Because the basket return is equal to 10%, the payment at maturity is equal to $11.00 per $10.00 principal amount of the Security calculated as follows:

$10 + ($10 x 10% x 100%) = $11.00

Example 2: The level of the underlying basket decreases from a basket starting level of 100 to a basket ending level of 90. Because the basket ending level is 90 and the basket starting level is 100, the basket return is negative and calculated as follows:

(90 - 100)/100 = -10%

Because the basket return is equal to -10%, which is within the partial protection range of 0% and -15%, the payment at maturity is equal to $10.00 per $10.00 principal amount of the Security.

Example 3: The level of the underlying basket decreases from a basket starting level of 100 to a basket ending level of 70. Because the basket ending level is 70 and the basket starting level is 100, the basket return is negative and calculated as follows:

(70 - 100)/100 = -30%

Because the basket return is equal to -30%, which is outside the partial protection range of 0% to -15%, the payment at maturity is equal to $8.50 per $10.00 principal amount of the Security calculated as follows:

$10 + [$10 x (-30% + 15%)] = $8.50

Accordingly, if the underlying basket declines by more than 15% over the term of the Securities, you may lose up to 85% of your principal.

Key Risks

An investment in the Securities involves significant risks. Some of the risks that apply to the offering of the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	You risk losing up to 85% of your initial investment — The Securities are not fully principal protected. The Securities differ from ordinary debt securities in that we will not pay you 100% of your principal amount if the basket return is below -15%. In that event, you will lose 1% (or a fraction thereof) of your principal amount for each percentage point (or fraction thereof) that the basket return is below -15%. Accordingly, you may lose up to 85% of your initial investment in the Securities.
♦	Partial protection only applies if you hold the Securities to maturity — You should be willing to hold your Securities to maturity. If you sell your Securities in the secondary market prior to maturity, you may have to sell them at a significant discount and will not benefit from the partial protection of 15% of the principal amount of your Securities.
♦	Credit of UB — The Securities are unsubordinated and unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any partial protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities and, in the event UBS were to default on its obligations, you may not receive the partial protection or any other amounts owed to you under the terms of the Securities.
♦	Changes in the levels of the basket indices may offset each other — The Securities are linked to a weighted basket comprised of the basket indices. Where the index ending level of one or more of the basket indices increases relative to the corresponding index starting level(s), the index ending level of one or more of the other basket indices may not increase by the same amount or may even decline. Therefore, in calculating the basket ending level, increases in the level of one or more of the basket indices may be moderated, or offset, by lesser increases or declines in the level of one or more of the other basket indices. This affect is further amplified by the differing weights of the basket indices. More heavily weighted basket indices will have a larger impact on the basket return than basket indices with lesser weightings.
♦	No interest or dividend payments or voting rights — As a holder of the Securities, you will not receive interest payments, and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the basket constituent stocks would have.
♦	There may be little or no secondary market for the Securities — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. If you sell your Securities prior to maturity, you may have to sell them at a substantial loss.
♦	Owning the Securities is not the same as owning the basket constituent stocks — The return on your Securities may not reflect the return you would realize if you actually owned the basket constituent stocks. For instance, you will not receive or be entitled to receive any dividend payments or other distributions over the life of the Securities, and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your Securities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the levels of the basket indices; the volatility of the basket indices; the dividend rate paid on the basket constituent stocks; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial offering price since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Potential of UBS transactions to impact on price — Trading or transactions by UBS or its affiliates in a basket constituent stock and/or over-the-counter options, futures or other instruments with returns linked to the performance of a basket index or the basket indices, may adversely affect the performance of the underlying basket and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the basket constituent stocks, which may present a conflict between the interests of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine the payment at maturity based on observed levels of the basket indices in the market. The calculation agent can postpone such determination if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the level of the basket indices or the prices of the basket constituent stocks, and therefore the market value of the Securities.

♦	The basket return will not be adjusted for changes in exchange rates relative to the U.S. dollar, but the Securities will have some exposure to exchange rate fluctuations — The value of your Securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the basket indices are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity. However, because one of the basket indices (S&P BRIC 40® Index) — but not all of its basket constituent stocks — are denominated in U.S. dollars, you will have foreign currency exposure with respect to that basket index, and the value of your Securities will be affected by exchange rate fluctuations between the U.S. dollar and the currencies in which such basket constituent stocks are based. If the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Securities, the value of your Securities may increase or decrease at maturity.
♦	The Securities are subject to non-U.S. securities market risk — The basket constituent stocks that comprise each basket index are issued by non-U.S. companies in non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.
♦	The Securities are subject to emerging markets risk — The countries whose markets are represented by the underlying basket are Brazil, Russia, India, China, Korea, Taiwan and Turkey, which are all considered to be countries with emerging markets. Investments in securities linked directly or indirectly to emerging market equity securities involve many risks, including, but not limited to: economic, social, political, financial and military conditions in the emerging market; regulation by national, provincial, and local governments; less liquidity and smaller market capitalizations than exist in the case of many large U.S. companies; different accounting and disclosure standards; and political uncertainties. Securities of emerging market companies may be more volatile and may be affected by market developments differently than U.S. companies. Government interventions to stabilize securities markets and cross-shareholdings may affect prices and volume of trading of the securities of emerging market companies. Economic, social, political, financial and military factors could, in turn, negatively affect such companies’ value. These factors could include changes in the emerging market government’s economic and fiscal policies, possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to the emerging market companies or investments in their securities, and the possibility of fluctuations in the rate of exchange between currencies. Moreover, emerging market economies may differ favorably or unfavorably from the U.S. economy in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. You should carefully consider the risks related to emerging markets, to which the Securities are susceptible, before making a decision to invest in the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your own tax situation. See “What are the tax consequences of the Securities?” on page 17.

Information about the Basket Indices

All disclosures contained in this free writing prospectus regarding any basket index are derived from publicly available information. Neither UBS nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about any basket index contained in this free writing prospectus. You should make your own investigation into the basket indices. Included on the following pages is a brief description of each basket index. This information has been obtained from publicly available sources. Set forth below are tables that provide the quarterly high and low closing levels for each basket index. The information given below is for the four calendar quarters in each of 2006, 2007, 2008 and 2009 and the first two calendar quarters of 2010. Partial data is provided for the third calendar quarter of 2010. We obtained the closing level information set forth below from the Bloomberg Professional service (“Bloomberg”) without independent verification. You should not take the historical levels of any basket index as an indication of future performance.

The underlying basket to which the Securities are linked does not have a recognized market value and no historical performance data is available.

S&P BRIC 40® Index

We have derived all information regarding the S&P BRIC 40® Index (the “BRIC 40 Index”) contained in this free writing prospectus, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Standard & Poor’s Financial Securities LLC, a subsidiary of The McGraw-Hill Companies, Inc. (“S&P”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. S&P has no obligation to continue to publish the BRIC 40 Index, and may discontinue publication of the BRIC 40 Index. The BRIC 40 Index is determined, comprised and calculated by S&P without regard to the Securities.

The BRIC 40 Index is a market capitalization weighted index designed to provide exposure to 40 leading companies domiciled in the emerging markets of Brazil, Russia, India and China that are listed on the Hong Kong Stock Exchange, the London Stock Exchange, National Association of Securities and Dealers Automated Quotations (or NASDAQ) and/or the New York Stock Exchange. To be eligible for the BRIC 40 Index, companies must first be constituents of the S&P/IFC Investable (S&P/IFCI) country indices for Brazil, Russia, India or China. The S&P/IFCI Index series is designed to measure the type of returns foreign portfolio investors might receive from investing in emerging market stocks that are legally and practically available to them. Constituents for the S&P/IFCI series are drawn from the S&P/IFC Global stock universe based on size, liquidity and their legal and practical availability to foreign institutional investors. The BRIC 40 Index is “float adjusted”, meaning that only those shares publicly available to investors are included in the BRIC 40 Index calculation. As of July 23, 2010 the BRIC 40 Index was comprised of 40 securities.

Additional information on the BRIC 40 Index is available on www.indices.standardandpoors.com.

Index Criteria and Methodology

Component Selection Criteria

To qualify for index inclusion, a company must first meet the minimum requirements to enter and remain in the S&P/IFC Investable (S&P/IFCI) universe, the parent index for the S&P BRIC 40 Index. To be added to the BRIC 40 Index, a company must:

➢	Be domiciled in constituents of the S&P/IFCI country indices for emerging markets of Brazil, Russia, India or China.
➢	Have stocks with float-adjusted market capitalization above US$ 1 billion.
➢	Have stocks with three-month average daily value traded above US$ 5 million.

No companies are added between rebalancings. Between rebalancings, companies are removed from the BRIC 40 Index due to corporate events such as mergers, acquisitions, takeovers or delistings.

Methodology & Liquidity

The BRIC 40 Index is modified market capitalization weighted and adjusted for free float, meaning that only those shares publicly available for trading are used in calculation of index values.

The methodology stipulates that, at rebalancing, no stock can have a weight of more than 10% in the index and the minimum initial portfolio size that can be turned over in a single day (based on recent trading volumes) cannot be lower than US$ 600 million. In order to uphold these parameters, the BRIC 40 Index uses a modified market capitalization weighting scheme. Modifications are made to market cap weights, if required, to reflect available float, reduce single stock concentration and enhance index basket liquidity.

There are basically two steps in the creation of the BRIC 40 Index. The first is the selection of the 40 companies; the second is the weighting of the index constituents as follows:

(1)	All constituents of the S&P/IFCI country indices for Brazil, Russia, India and China comprise the initial selection universe.
(2)	All companies that do not have a developed market listing are removed from the list.
(3)	Three-month average daily value traded (hereafter referred to as “liquidity”) and float-adjusted market capitalization (hereafter referred to as “market cap”), as of the reference date, are measured.

(4)	All stocks with a market cap of less than US$ 1 billion (the “Market Cap Threshold”) and/or liquidity of less than US$ 5 million (the “Liquidity Threshold”) are removed.
(5)	If a company has multiple share classes, the share class with the lower liquidity is removed.
(6)	The remaining stocks are sorted in decreasing order of their float-adjusted market capitalization. The top forty become index members.

Index Maintenance and Issue Changes

The S&P BRIC 40 Index Committee maintains the BRIC 40 Index. The Index Committee members are all full-time professional members of S&P’s staff. The Index Committee meets as needed. At each meeting, the Index Committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, and any significant market events. In addition, the Index Committee may revise index policy covering rules for selecting companies, share counts, the Liquidity Threshold, the Market Cap Threshold, Basket Liquidity and Maximum Weight, or other matters. In the rare event that less than 40 stocks qualify for inclusion at the rebalancing, S&P may modify the criteria to include multiple share classes or reduction of the market capitalization limit, in that order.

Index Rebalancing/Structural Changes

The BRIC 40 Index is rebalanced once a year in December. The annual rebalancing of the index will be effective after the market close of the third Friday of December. The cut-off date for the data used in the review will be the third Friday of November. New constituents and index shares will be made available to clients with a two-week notice prior to rebalancing date.

In addition to the annual rebalancing, there will be a mid-year review. A semi-annual rebalancing will occur only if three of the biggest 30 stocks from the eligible universe are not in the BRIC 40 Index at the mid-year review. There will not be a semi-annual rebalancing in years when this condition is not satisfied. The cut-off date for the data used in the midyear review is the third Friday of May, with a mid-year rebalancing being made, if necessary, after the market close on the third Friday of June. If a mid-year rebalancing is required, new constituents and index shares will be made available to clients with a two-week notice.

Additions

No companies are added between rebalancings.

Deletions

Between rebalancings, a company can be deleted from the BRIC 40 Index due to corporate events such as mergers, acquisitions, takeovers or delistings.

Index Availability

The BRIC 40 Index rebalancing announcements are made at 5:15 p.m. (Eastern Time) three to ten business days before the effective date and on the Web site at www.indices.standardpoors.com. No separate announcements are made for routine corporate actions whose index implications are discussed in this document. If required, special or unusual events may warrant a posting on the aforementioned Web site.

Index Pricing

The pricing of index members is taken from the stocks included in the BRIC 40 Index – specifically, their developed market listing. If a single stockis trading in multiple developed markets, only the listing from the market with most liquidity is considered. All calculations to arrive at themembership and weightings are made in U.S. dollars. The BRIC 40 Index is calculated in U.S. dollars, with the Reuters/WM London closing fix being used to convert the local market prices to U.S. dollars. The BRIC 40 Index is also calculated inEuros.

License Agreement

S&P and UBS have entered into a non-exclusive license agreement providing for the license to UBS, and certain of its affiliates, in exchange for a fee, of the right to use the BRIC 40 index, in connection with securities, including the Securities. The BRIC 40 index is owned and published by S&P.

The license agreement between S&P and UBS provides that the following language must be set forth in this Index supplement:

The Securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly, or the ability of the BRIC 40 index to track general stock market performance. S&P’s only relationship to UBS is the licensing of certain trademarks and trade names of S&P and of the S&P 400 Index which is determined, composed and calculated by S&P without regard to UBS or the Securities. S&P has no obligation to take the needs of UBS or the owners of the Securities into consideration in determining, composing or calculating the BRIC 40 index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY UBS, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON

OR ENTITY FROM THE USE OF THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 400 INDEX OR ANY DATA INCLUDED THEREIN.

WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” and “S&P BRIC 40®,” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by UBS. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Securities.

Historical Information

The following table sets forth the quarterly high and low closing levels for the BRIC 40 Index. The closing level of the BRIC 40 Index on July 23, 2010 was 2460.72. You should not take the historical levels of the BRIC 40 Index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	1642.08	1383.42	1614.88
4/3/2006	6/30/2006	1868.37	1362.53	1630.68
7/3/2006	9/29/2006	1761.33	1566.66	1715.05
10/2/2006	12/29/2006	2182.57	1697.52	2181.25
1/3/2007	3/30/2007	2235.35	1893.22	2114.87
4/2/2007	6/29/2007	2423.38	2110.79	2394.46
7/2/2007	9/28/2007	3006.69	2194.12	3006.69
10/1/2007	12/31/2007	3520.51	3008.16	3226.50
1/2/2008	3/31/2008	3228.86	2559.95	2757.88
4/1/2008	6/30/2008	3387.79	2805.53	2945.33
7/1/2008	9/30/2008	2899.41	1824.29	1999.86
10/1/2008	12/31/2008	1985.39	1050.33	1419.31
1/2/2009	3/31/2009	1616.34	1232.56	1480.34
4/1/2009	6/30/2009	2167.33	1505.62	1987.75
7/1/2009	9/30/2009	2361.59	1822.20	2313.09
10/1/2009	12/31/2009	2625.04	2270.02	2533.07
1/4/2010	3/31/2010	2615.59	2228.90	2532.08
4/1/2010	6/30/2010	2652.79	2170.16	2294.83
7/1/2010*	7/23/2010*	2460.72	2285.43	2460.72
*	As of the date of this free writing prospectus, available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 23, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of the BRIC 40 Index from February 2, 2004 through July 23, 2010, based on information from Bloomberg. Past performance of the BRIC 40 Index is not indicative of the future performance of the BRIC 40 Index.

KOSPITM 200 Index

We have derived all information regarding KOSPITM 200 Index (the “KOSPI 200 Index”) contained in this free writing prospectus, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the Korea Exchange — Stock Market Division (“KRX – Stock Market”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. KRX – Stock Market has no obligation to continue to publish the KOSPI 200 Index, and may discontinue publication of the KOSPI 200 Index.

The KOSPI 200 Index is published by the KRX — Stock Market. As discussed more fully in the Index supplement under the heading “Underlying Indices and Underlying Index Publishers — KOSPI 200 Index,” the KOSPI 200 Index is composed of 200 Korean “blue chip” stocks, and accounts for about 93% of the total market capitalization of the Korea Stock Exchange. The constituent stocks are selected on a basis of the market value of the individual stocks, liquidity and their relative positions in the industry groups they belong. The base date for the index is January 3, 1990 and the base index is 100. The KOSPI 200 Index is reported by Bloomberg L.P. under the ticker symbol “KOSPI2.”

Historical Information

The following table sets forth the quarterly high and low closing levels for the KOSPI 200 Index. The closing level of the KOSPI 200 Index on July 23, 2010 was 229.50. You should not take the historical levels of the KOSPI 200 Index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	182.39	168.04	176.21
4/3/2006	6/30/2006	190.20	155.43	167.45
7/3/2006	9/29/2006	178.32	159.69	178.05
10/2/2006	12/28/2006	186.54	171.78	185.39
1/3/2007	3/30/2007	190.19	174.99	187.60
4/2/2007	6/29/2007	229.04	188.56	221.31
7/2/2007	9/28/2007	253.93	208.57	247.20
10/1/2007	12/28/2007	261.82	225.54	241.27
1/2/2008	3/31/2008	235.77	199.68	217.65
4/1/2008	6/30/2008	243.54	213.52	213.52
7/1/2008	9/30/2008	213.02	179.00	186.62
10/1/2008	12/31/2008	185.52	123.27	146.35
1/2/2009	3/31/2009	162.22	132.47	157.01
4/1/2009	6/30/2009	183.80	160.46	178.99
7/1/2009	9/30/2009	225.27	178.15	219.75
10/1/2009	12/31/2009	222.03	200.73	221.86
1/4/2010	3/31/2010	226.16	203.37	221.58
4/1/2010	6/30/2010	229.64	204.83	220.85
7/1/2010*	7/23/2010*	229.50	217.01	229.50
*	As of the date of this free writing prospectus, available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 23, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of the KOSPI 200 Index from January 29, 1999 through July 23, 2010, based on information from Bloomberg. Past performance of the KOSPI 200 Index is not indicative of the future performance of the KOSPI 200 Index.

MSCI Taiwan IndexSM

We have derived all information regarding the MSCI Taiwan IndexSM (the “MSCI Taiwan Index”) contained in this free writing prospectus, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by MSCI Barra (“MSCI”). We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. MSCI has no obligation to continue to publish the MSCI Taiwan Index, and may discontinue publication of the MSCI Taiwan Index.

The MSCI Taiwan Index is a part of the “MSCI Standard Index series” sponsored by MSCI. A description of the methodology and license agreement covering the MSCI Standard Index series can be found in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – MSCI Indices.” The MSCI Taiwan Index is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Taiwan Index is intended to provide performance benchmarks of the Taiwan equity market. The MSCI Taiwan Index is reported by Bloomberg L.P. under the ticker symbol “TWY.”

Historical Information

The following table sets forth the quarterly high and low closing levels for the MSCI Taiwan Index. The closing level of the MSCI Taiwan Index on July 23, 2010 was 275.44. You should not take the historical levels of the MSCI Taiwan Index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	285.78	267.98	279.69
4/3/2006	6/30/2006	316.10	262.49	279.49
7/3/2006	9/29/2006	289.53	258.49	286.23
10/2/2006	12/29/2006	318.25	284.67	318.25
1/3/2007	3/30/2007	323.31	293.69	312.84
4/2/2007	6/29/2007	355.18	312.36	352.15
7/2/2007	9/28/2007	378.97	313.12	363.90
10/1/2007	12/31/2007	384.45	306.70	333.98
1/2/2008	3/31/2008	343.35	288.39	329.35
4/1/2008	6/30/2008	357.20	293.36	293.66
7/1/2008	9/30/2008	290.17	221.99	223.72
10/1/2008	12/31/2008	224.56	152.05	173.37
1/2/2009	3/31/2009	200.70	159.21	194.03
4/1/2009	6/30/2009	255.02	197.04	234.51
7/1/2009	9/30/2009	275.52	238.84	275.19
10/1/2009	12/31/2009	295.94	265.80	295.94
1/4/2010	3/31/2010	302.07	262.34	282.58
4/1/2010	6/30/2010	291.97	250.91	259.09
7/1/2010*	7/23/2010*	275.44	255.81	275.44
*	As of the date of this free writing prospectus, available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 23, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of the MSCI Taiwan Index from January 29, 1999 through July 23, 2010, based on information from Bloomberg. Past performance of the MSCI Taiwan Index is not indicative of the future performance of the MSCI Taiwan Index.

MSCI Turkey IndexSM

We have derived all information regarding the MSCI Turkey IndexSM (the “MSCI Turkey Index”) contained in this free writing prospectus, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by MSCI. We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources. MSCI has no obligation to continue to publish the MSCI Turkey Index, and may discontinue publication of the MSCI Turkey Index.

The MSCI Turkey Index is a part of the “MSCI Standard Index series” sponsored by MSCI. A description of the methodology and license agreement covering the MSCI Standard Index series can be found in the index supplement under the heading “Underlying Indices and Underlying Index Publishers – MSCI Indices.” The MSCI Turkey Index is a free float-adjusted market capitalization index of securities listed on the listed on the National Market, Second National Market and New Economy Market segments of the Istanbul Stock Exchange. The MSCI Turkey Index is intended to provide performance benchmarks of the equity market in Turkey. The MSCI Turkey Index is reported by Bloomberg L.P. under the ticker symbol “MXTR.”

Historical Information

The following table sets forth the quarterly high and low closing levels for the MSCI Turkey Index. The closing level of the MSCI Turkey Index on July 23, 2010 was 871,965.00. You should not take the historical levels of the MSCI Turkey Index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	777,491.50	660,827.69	682,934.75
4/3/2006	6/30/2006	731,286.88	491,161.22	558,350.13
7/3/2006	9/29/2006	613,448.44	509,074.66	581,504.19
10/2/2006	12/29/2006	647,633.63	570,787.38	614,409.13
1/3/2007	3/30/2007	714,545.50	575,803.06	686,668.19
4/2/2007	6/29/2007	755,480.13	683,786.25	731,868.56
7/2/2007	9/28/2007	875,334.94	693,199.13	844,484.44
10/1/2007	12/31/2007	916,239.25	799,679.19	864,616.44
1/2/2008	3/31/2008	851,349.50	605,039.31	605,039.31
4/1/2008	6/30/2008	672,204.75	531,671.19	531,671.19
7/1/2008	9/30/2008	656,459.56	485,707.03	549,071.69
10/8/2008	12/31/2008	524,575.50	326,369.03	416,879.53
1/2/2009	3/31/2009	445,387.38	352,756.22	393,275.38
4/1/2009	6/30/2009	553,055.19	394,743.38	553,055.19
7/1/2009	9/30/2009	722,003.13	548,852.19	707,194.88
10/1/2009	12/31/2009	777,329.06	662,376.13	777,329.06
1/4/2010	3/31/2010	826,731.19	704,587.31	819,419.88
4/1/2010	6/30/2010	862,584.81	757,043.69	799,906.00
7/1/2010*	7/23/2010*	882,143.75	796,033.69	871,965.00
*	As of the date of this free writing prospectus, available information for the third calendar quarter of 2010 includes data for the period from July 1, 2010 through July 23, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2010.

The graph below illustrates the performance of the MSCI Turkey Index from January 29, 1999 through July 23, 2010, based on information from Bloomberg. Past performance of the MSCI Turkey Index is not indicative of the future performance of the MSCI Turkey Index.

What are the tax consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in ``Supplemental U.S. Tax Considerations” on page PS-30 of the product supplement.

Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize the Securities as a pre-paid cash-settled derivative contract with respect to the underlying basket. If your Securities are so treated, you should generally not be required to accrue income with respect to the Securities prior to maturity, other than pursuant to a sale or exchange and you should generally recognize capital gain or loss upon the maturity of your Securities (or upon your sale or other disposition of your Securities prior to maturity) equal to the difference between the amount realized and the amount you paid for your Securities. Such gain or loss should generally be long-term capital gain or loss if you held your Securities for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat the Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that the Securities could alternatively be treated for tax purposes in the manner described under ``Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-31 of the product supplement.

The Internal Revenue Service in 2007 released a notice that may affect the taxation of holders of the Securities. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the Securities should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Securities will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Securities for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-30 of the product supplement unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

In addition, a member of the House of Representatives in 2008 introduced a bill that, if it had been enacted, may have required holders of Securities purchased after the bill were enacted to accrue interest income over the term of the Securities despite the fact that there will be no interest payments over the term of the Securities. It is not possible to predict whether a similar bill will be enacted in the future and whether any such bill would affect the tax treatment of your Securities.

Recent Legislation

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Securities, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Under recently enacted legislation, individuals (and to the extent provided in future regulations, entities) that own “specified foreign financial assets” may be required to file information with respect to such assets with their income tax returns, especially if such assets are held outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

Structured Product Categorization

To help investors identify appropriate Structured Products, UBS organizes its Structured Products, including the Securities, into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection, if any, which may be offered on those products, but it should not be relied upon as a description of any particular Structured Product.

➢	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
➢	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
➢	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection,” if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection,” if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset does decline below the specified threshold at any time during the term of the Securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.